SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )

Accelerize New Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

00430M101
(CUSIP Number)

Brian Ross
c/o Accelerize New Media, Inc.
2244 West Coast Highway, Suite 250
Newport Beach, California, 92663
(949) 515-2141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event which Requires Filing of this Statement )

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430M101	13D	Page 2 of 6 Pages

1.	Names of reporting persons Brian Ross
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 8,890,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 8,890,000(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,890,000 (1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 15.1%
14.	Type of reporting person (See Instructions) IN

(1) Includes 2,775,000 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of March 12, 2013.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the “Common Stock”), of Accelerize New Media, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 2244 West Coast Highway, Suite 250, Newport Beach, California, 92663.

Item 2.	Identity and Background

(a)           This statement is being filed by Brian Ross (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o Accelerize New Media, Inc., 2244 West Coast Highway, Suite 250, Newport Beach, California, 92663.

(c)           The Reporting Person is the Chairman of the Board, President, Chief Executive Officer, Treasurer and sole Director of the Company.  The Company’s business address is 2244 West Coast Highway, Suite 250, Newport Beach, California, 92663.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result if such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock by purchase through the use of his personal assets or was granted options to purchase shares of Common Stock by the Company.

On January 1, 2006, the Reporting Person acquired 6,100,000 shares of the Company as founder’s stock (the “Initial Shares”).

On January 1, 2007, the Reporting Person was granted options to purchase an aggregate of 2,000,000 shares of Common Stock at an exercise price of $0.15 per share (the “Options”).  1,000,000 Options became fully vested on January 1, 2008 (the “First Vested Options”) and the remaining 1,000,000 Options became fully vested on January 1, 2009 (the “Second Vested Options”).  The Options expire on January 1, 2017.  As of the date hereof, the Reporting Person has not exercised any of the Options.

On May 24, 2012, the Reporting Person was granted options to purchase an aggregate of 3,100,000 shares of Common Stock at an exercise price of $0.31 per share (the “Recent Options”).  The Recent Options vest on an equal quarterly basis over a period of 36 months commencing on October 1, 2012, such that 775,000 shares of Common Stock will be issuable upon exercise of the Recent Options within 60 days of March 12, 2013.  The Recent Options expire on May 24, 2022.  As of the date hereof, the Reporting Person has not exercised any of the Recent Options.

On March 12, 2013, the Reporting Person purchased an aggregate of 10,000 shares of Common Stock on the open market for $0.78 per share for a total purchase price of $7,800.00, and on March 13, 2013, the Reporting Person purchased an aggregate of 5,000 shares on the open market for a weighted average price of approximately $0.79 per share for a total purchase price of $3,940.00 (the “Purchased Shares”).

Item 4.	Purpose of Transaction

All of the shares beneficially owned by the Reporting Person and reported in this statement were acquired for investment purposes.  The Reporting Person has no plans or proposals to implicate the actions described in clauses (a) through (j) of Item 4.

On January 29, 2008, the Reporting Person reported beneficial ownership of the Initial Shares and the First Vested Options on Schedule 13G.  On February 16, 2010, the Reporting Person reported beneficial ownership of the Second Vested Options on Schedule 13G.  On February 8, 2013, the Reporting Person reported beneficial ownership of the vested Recent Options on Schedule 13G.  This Schedule 13D is being filed to report the foregoing beneficial ownership and ownership of the Purchased Shares.

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to the most recent available filing with the Commission by the Company, 55,983,605 shares of Common Stock were outstanding as of March 7, 2013.  The Reporting Person may be deemed to beneficially own 8,890,000 shares of Common Stock, which includes 2,775,000 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of March 12, 2013.

(b)           The Reporting Person has sole voting and dispositive power of 8,890,000 shares of Common Stock, which includes 2,775,000 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of March 12, 2013.

(c)           On March 12, 2013, the Reporting Person purchased an aggregate of 10,000 shares of Common Stock on the open market for $0.78 per share for a total purchase price of $7,800.00 and on March 13, 2013, the Reporting Person purchased an aggregate of 5,000 shares on the open market for a weighted average price of approximately $0.79 per share for a total purchase price of $3,940.00.

(d)           No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person’s Options and Recent Options are subject to the Company’s Stock Option Plan (the “Stock Option Plan”) and option agreements issued thereunder.  The Reporting Person is eligible to receive future grants under the Company’s Stock Option Plan.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2013

Brian Ross

By:	/s/ Brian Ross
Name: Brian Ross